Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference of our firm under the caption “Experts” in the Amendment No. 2 to the Registration Statement on Form S-3 (No. 333-226518) and related Prospectus and Prospectus Supplement of DURECT Corporation for the registration of up to $175,000,000 of its common stock, preferred stock, debt securities and warrants, either individually or in units of any combination thereof, and to the incorporation by reference therein of our reports dated March 8, 2018, with respect to the financial statements and schedule of DURECT Corporation and the effectiveness of internal control over financial reporting of DURECT Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

September 28, 2018